SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                              AMENDMENT NO. 2
                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                                STATEMENT ON
                                SCHEDULE 13D
                              AMENDMENT NO. 2
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     Interlink Computer Sciences, Inc.
                         (Name of Subject Company)

                    Sterling Software (Southwest), Inc.
                          Sterling Software, Inc.
                                 (Bidders)

                       Common Stock, $.001 par value
                       (Title of Class of Securities)

                                 458747102
                   (CUSIP Number of Class of Securities)

                        Don J. McDermett, Jr., Esq.
                          Sterling Software, Inc.
                             300 Crescent Court
                                 Suite 1200
                            Dallas, Texas 75201
                         Telephone: (214) 981-1000
                         Facsimile: (214) 981-1265

    (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of Bidders)

                                  Copy to:
                         Richard J. Grossman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000




            Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software (Southwest), Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), hereby amend and supplement (i) their Tender Offer Statement on Schedule 14D-1, as amended ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on March 30, 1999, with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.001 per share (including the associated Preferred Share Purchase Rights, the "Shares"), of Interlink Computer Sciences, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 1999 (the "Offer") and (ii) their Statement on Schedule 13D, as amended, filed with the Commission on March 30, 1999.

            Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in
Schedule 14D-1 or in the Offer to Purchase referred to therein.

Item 10.    ADDITIONAL INFORMATION.

            The information set forth in Item 10(c) of the Schedule 14D-1 is hereby amended and supplemented by the following information:

            On April 22, 1999, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and incorporated herein by reference, announcing that Parent has received early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976 with respect to the Offer.

Item 11.    MATERIAL TO BE FILED AS EXHIBITS

(a)(10)  Text of Press Release issued by Parent on April 22, 1999



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 22, 1999               STERLING SOFTWARE, INC.



                                     By:  /s/ Don J. McDermett
                                          ----------------------------
                                     Name:  Don J. McDermett, Jr.
                                     Title: Senior Vice President


                                     STERLING SOFTWARE (SOUTHWEST), INC.



                                     By:  /s/ Don J. McDermett
                                          ----------------------------
                                     Name:  Don J. McDermett, Jr.
                                     Title: Vice President



                               EXHIBIT INDEX

Exhibit
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(a)(10)   Text of Press Release issued by Parent on April 22, 1999